                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                        Healthcare Imaging Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   421939109
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 Sam Beran, M.D.
                          Department of Plastic Surgery
                           5323 Harry Hines Boulevard
                              Dallas, TX 75235-9132
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 1, 1999**
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The reporting persons beneficially own in the aggregate 887.385 shares of Series D Cumulative Accelerating Redeemable Preferred Stock ("Series D Preferred Stock") of Healthcare Imaging Services, Inc. (the "Company"). Such Series D Preferred Stock is convertible at any time after March 1, 1999 into shares of the Company's common stock.

_______________________________________________________________________________

CUSIP No.  421939109               SCHEDULE 13D                    Page 2 of 15
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON

           Sam Beran, M.D.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO, See Item 3
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
           Not applicable
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   0, See Item 5
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   7,867,967.785, See Item 5
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   0, See Item 5
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   7,867,967.785, See Item 5
_______________|_____|_________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,399,768.365, See Item 5
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
          Not applicable, See Item 5
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          27.92%, See Item 5
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
          IN
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  421939109               SCHEDULE 13D                    Page 3 of 15
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON

           Phyllis Beran
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO, See Item 3
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
           Not applicable
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   0, See Item 5
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   7,867,967.785, See Item 5
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   0, See Item 5
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   7,867,967.785, See Item 5
_______________|_____|_________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,875.045, See Item 5
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             [X]
          See Item 5, Note (a)
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.04%, See Item 5
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
          IN
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  421939109               SCHEDULE 13D                    Page 4 of 15
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON

           Beran/Echelon I Shareholders Trust
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO, See Item 3
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
           Not applicable
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Trust is organized under the laws of the State of New Jersey.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   0, See Item 5
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   4,091,341.475, See Item 5
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   0, See Item 5
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   4,091,341.475, See Item 5
_______________|_____|_________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,091,341.475, See Item 5
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
          Not applicable, See Item 5
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          26.48%, See Item 5
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
          OO - TRUST
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  421939109               SCHEDULE 13D                    Page 5 of 15
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON

           Beran/Mainland II Shareholders Trust
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO, See Item 3
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
           Not applicable
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Trust is organized under the laws of the State of New Jersey.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   0, See Item 5
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   865,473.353, See Item 5
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   865,473.353, See Item 5
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   0, See Item 5
_______________|_____|_________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 865,473.353, See Item 5
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
          Not applicable, See Item 5
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.08%, See Item 5
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
          OO - TRUST
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  421939109               SCHEDULE 13D                    Page 6 of 15
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON

           Beran/Management III Partners Trust
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO, See Item 3
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
           Not applicable
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Trust is organized under the laws of the State of New Jersey.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   0, See Item 5
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   2,124,351.745, See Item 5
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   2,124,351.745, See Item 5
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   0, See Item 5
_______________|_____|_________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,124,351.745, See Item 5
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
          Not applicable, See Item 5
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.76%, See Item 5
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
          OO - TRUST
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  421939109               SCHEDULE 13D                    Page 7 of 15
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON

           Beran/Bloomfield IV Shareholders Trust
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO, See Item 3
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
           Not applicable
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Trust is organized under the laws of the State of New Jersey.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   0, See Item 5
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   550,758.188, See Item 5
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   550,758.188, See Item 5
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   0, See Item 5
_______________|_____|_________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,758.188, See Item 5
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
          Not applicable, See Item 5
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.63%, See Item 5
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
          OO - TRUST
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  421939109               SCHEDULE 13D                    Page 8 of 15
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON

           Beran/INB V Shareholders Trust
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO, See Item 3
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
           Not applicable
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Trust is organized under the laws of the State of New Jersey.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   0, See Item 5
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   236,043.024, See Item 5
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   0, See Item 5
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   236,043.024, See Item 5
_______________|_____|_________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,043.024, See Item 5
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
          Not applicable, See Item 5
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.04%, See Item 5
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
          OO - TRUST
______________________________________________________________________________

Item 1.    Security and Issuer.

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Healthcare Imaging Services, Inc. (the "Company"). The Company's principal executive offices are located at: 200 Schulz Drive, Red Bank, New Jersey, 07701.

Item 2.    Identity and Background.

         (a) Name: This statement is being filed by Sam Beran, M.D., Phyllis Beran, Beran/Echelon I Shareholders Trust, Beran/Mainland II Shareholders Trust, Beran/Management III Partners Trust, Beran/Bloomfield IV Shareholders Trust, and Beran/INB V Shareholders Trust (individually, a "Reporting Person" and, collectively, the "Reporting Persons"). The filing of this statement shall not be construed as an admission (i) that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this Schedule,
(ii) that this Schedule is legally required to be filed by any of the Reporting Persons or (iii) that any of the Reporting Persons are, for the purpose of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, a "group" within the meaning of Regulation 13D-5 promulgated under the Securities Exchange Act of 1934, as amended.

         (b) Residence or Business Address: The residence or business address of the Reporting Persons are as follows:

Sam Beran, M.D.                         Phyllis Beran
Department of Plastic Surgery           10 Grove Street
5323 Harry Hines Boulevard              Cherry Hill, NJ 08002
Dallas, TX 75235-9132

Beran/Echelon I Shareholders Trust      Beran/Mainland II Shareholders Trust
10 Grove Street                         10 Grove Street
Cherry Hill, NJ 08002                   Cherry Hill, NJ 08002

Beran/Management III Partners Trust     Beran/Bloomfield IV Shareholders Trust
10 Grove Street                         10 Grove Street
Cherry Hill, NJ 08002                   Cherry Hill, NJ 08002

Beran/INB V Shareholders Trust
10 Grove Street
Cherry Hill, NJ 08002

                                                                  Page 10 of 15
         (c) Principal Occupation/Business:

             Sam Beran, M.D. is a plastic surgeon practicing in Dallas, Texas. Sam Beran, M.D. is the son of Phyllis Beran.

             Phyllis Beran, formerly an officer of Bloomfield Imaging Associates, P.A. and Irving N. Beran, M.D., P.A., is a private investor. Phyllis Beran is the mother of Sam Beran, M.D.

             Beran/Echelon I Shareholders Trust is a liquidating trust for the benefit of Sam Beran, M.D., Eby Banas, Perry Barr, Vito Valecce, Gary Goldstein, Zohan Stark, Morris Peterzell, Marc Kahn, Arthur Marks, Ronald Brody, John Pancelli, Leonard Kabel, Patrick Abruiso, Stephen Raphael, Guy Buonincontro, Richard Mauriello, Joseph Hassman, Daniel Rosenberg, Alan Carr and Philip Getson for which Phyllis Beran and Sam Beran, M.D. are trustees.

             Beran/Mainland II Shareholders Trust is a liquidating trust for the benefit of Sam Beran, M.D., Jonathan Fox, R.F. Tinner, Alan Carr and George Godfrey for which Phyllis Beran and Sam Beran, M.D. are trustees.

             Beran/Management III Partners Trust is a liquidating trust for the benefit of Sam Beran, M.D., P.C. (the "General Partner") and The Estate of Irving N. Beran, M.D. and Phyllis Beran (collectively, the "Limited Partners") for which Phyllis Beran and Sam Beran, M.D. are trustees.

             Beran/Bloomfield IV Shareholders Trust is a liquidating trust for the benefit of Sam Beran, M.D. for which Phyllis Beran and Sam Beran, M.D. are trustees.

             Beran/INB V Shareholders Trust is a liquidating trust for the benefit of Sam Beran, M.D. for which Phyllis Beran and Sam Beran, M.D. are trustees.

          (d) Criminal Convictions: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) Court or Administrative Proceedings: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Citizenship: Sam Beran, M.D. and Phyllis Beran are citizens of the United States. Beran/Echelon I Shareholders Trust, Beran/Mainland II Shareholders Trust, Beran/Management III Partners Trust, Beran/Bloomfield IV Shareholders Trust and Beran/INB V Shareholders Trust (the "Beran Trusts") are each organized under the laws of the State of New Jersey.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to the terms of an asset purchase agreement (the "Purchase Agreement"), dated as of September 16, 1998, among the Company, Echelon MRI, P.C., Mainland Imaging Center, P.C., North Jersey Imaging Management Associates, L.P., Bloomfield Imaging Associates, P.A., Irving N. Beran, M.D., P.A. (collectively, the "Beran Entities"), the estate of Irving N. Beran, Deceased, Mrs. Phyllis Beran and Sam Beran, M.D. (collectively, the "Beran Stockholders"), the Beran Entities sold substantially all of the Beran Entities' assets and properties that pertained to the three diagnostic imaging facilities, one radiology/x- ray/ultrasound facility and certain other radiology facilities operated by the Beran Entities, at the following locations:

         1. Echelon MRI, P.C.:
            108 Somerdale Road
            Voorhees, New Jersey 08043
            (MRI Facility)

         2. Mainland Imaging Center, P.C.:
            1418 New Road                        612 Atlantic Avenue
            Northfield, New Jersey 08225         Ocean City, New Jersey 08226
            (MRI Facility)                       (X-ray office)

         3. Bloomfield Imaging Associates, P.A.:
            350 Bloomfield Avenue
            Bloomfield, New Jersey 07003
            (MRI Facility)

         4. Irving N. Beran, M.D., P.A.:
            2512 Atlantic Avenue                 429 White Horse Pike
            Atlantic City, New Jersey 08401      Atco, New Jersey 08004
            (Ultrasound office)                  (X-ray office)

            600 Somerdale Road                   640 N. Black Horse Pike
            Suites, 113, 116 and 117             Williamstown, New Jersey 08094
            Voorhees, New Jersey 08043           (X-ray office)
            (X-ray office)

The acquisition was consummated on October 2, 1998, to be effective as of October 1, 1998.

         As part of the consideration for the sale of the Beran Entities' assets and properties, the Beran Entities received in the aggregate 887.385 shares of Series D Cumulative Accelerating Redeemable Preferred Stock of the Company (the "Series D Preferred Stock") having an aggregate liquidation preference of $9,317,542.50 (i.e., $10,500 per share liquidation preference). Set forth on
Schedule I to this Schedule 13D is the number of shares of Series D Preferred Stock received by each Beran Entity. Such Series D Preferred Stock is convertible at any time after March 1, 1999 into shares of the Company's Common Stock. After March 1, 1999 (the "Convertibility Date"), subject to certain limitations, the holders of the Series D Preferred Stock will be entitled to convert the Series D Preferred

Stock into Common Stock equal to the quotient of (x) the aggregate liquidation preference of the Series D Preferred Stock being converted divided by (y) the Conversion Price. The "Conversion Price" shall be equal to the average of the market prices for the Common Stock for the twenty (20) consecutive trading days immediately preceding the Convertibility Date and shall be subject to adjustment in certain circumstances.

         On December 14, 1998, North Jersey Imaging Management Associates, L.P. transferred its shares of Series D Preferred Stock to Beran/Management III Partners Trust, Bloomfield Imaging Associates, P.A. transferred its shares of Series D Preferred Stock to Beran/Bloomfield IV Shareholders Trust, and Irving
N. Beran, M.D., P.A. transferred its shares of Series D Preferred Stock to Beran/INB V Shareholders Trust.

         On December 23, 1998, Echelon MRI, P.C. transferred its shares of Series D Preferred Stock to Beran/Echelon I Shareholders Trust and Mainland Imaging Center, P.C. transferred its shares of Series D Preferred Stock to Beran/Mainland II Shareholders Trust.

Item 4.  Purpose of Transaction.

         All of the shares of Common Stock reported herein were acquired in connection with the sale of the Beran Entities' assets and properties described in Item 3 above for investment purposes.

         (a) The Company entered into a Registration Rights Agreement with the Beran Entities pursuant to which the holders of a majority of the then outstanding shares of Series D Preferred Stock have the right commencing on January 1, 1999 and ending on December 31, 2001, to demand twice that the Company register, under the Securities Act of 1933, all or any part of shares of the Company's Common Stock issuable upon conversion of the Series D Preferred Stock. The holders Series D Preferred Stock (the AHolders@) also have certain "piggyback" registration rights to participate in registered offerings filed by the Company. The Holders have not exercised any of their registration rights and, therefore, these rights may be exercised in the future.

          Except as described herein, no Reporting Person has any present plans or proposals to acquire or dispose of any material amount of the Company's securities held by such Reporting Person.

          No Reporting Person has any present plans or proposals with respect to the Company as described in Items 4(b)-(j) of Schedule 13D. The Reporting Persons retain their right to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of the Company's securities and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.    Interest in Securities of the Issuer

          (a)      Beneficial Ownership

         Items 7, 8, 9, 10, 11, 12 and 13 from pages 2 through 8 of this statement are incorporated herein by reference.

         The Reporting Persons are the beneficial owners of an aggregate of 7,867,967.785 shares of Common Stock. Based on the Company's most recent public filings, this represents beneficial ownership of 40.93% of the Company's Common Stock.

         Each of the Reporting Persons beneficially owns (i) that number of shares of Common Stock and (ii) that percentage of the Company's Common Stock (based on the Company's most recent public filings), as set forth opposite his/its name:

                                                                                Percentage of Issued and
                                            Number of Shares of                 Outstanding Common
                                            Common Stock                        Stock Beneficially
Reporting Person                            Beneficially Owned (1)              Owned (1)
--------------------------------------------------------------------------------------------------------
Sam Beran, M.D.                               7,867,967.785(2)                      40.93%

Phyllis Beran                                 7,867,967.785(2)                      40.93%

Beran/Echelon I Shareholders Trust            4,091,341.475                         26.48%

Beran/Mainland II Shareholders Trust            865,473.353                          7.08%

Beran/Management III Partners Trust           2,124,351.745                         15.76%

Beran/Bloomfield IV Shareholders Trust          550,758.188                          4.63%

Beran/INB V Shareholders Trust                  236,043.024                          2.04%


(1) Since the conversion ratio of the Series D Preferred Stock into Common Stock is based on market conditions (See Item 3), the number of shares of Common Stock reported as beneficially owned by the Reporting Persons may differ from the number of shares actually received upon conversion of the Series D Preferred Stock after March 1, 1999. Solely for the purpose of calculating the number of shares of Common Stock owned by the Reporting Persons, the Reporting Persons used the average market prices for the twenty (20) consecutive trading days immediately preceding January 25, 1999. Set forth on Schedule II of this Schedule 13D is the formula used to calculate the number of shares of Common Stock to be issued to the Reporting Persons upon conversion of the Series D Preferred Stock.

(2) Represents all of the shares of Common Stock beneficially owned by the Beran Trusts of which Sam Beran, M.D. and Phyllis Beran are co-trustees. Sam Beran, M.D. disclaims beneficial ownership of 3,468,199.420 shares of Common Stock beneficially owned by the Beran Trusts. Phyllis Beran disclaims beneficial ownership of 7,748,092.740 shares of Common Stock beneficially owned by the Beran Trusts.

(b)      Voting and Dispositive Powers

         Items 7, 8, 9, 10, 11, 12 and 13 from pages 2 through 8 of this statement are incorporated herein by reference.

         Sam Beran, M.D. and Phyllis Beran are co-trustees of the Beran Trusts. As such, Sam Beran, M.D. and Phyllis Beran share voting and dispositive power with respect to the shares of Common Stock beneficially owned by the Reporting Persons.

(c)      Transactions in Securities of the Company During the Past Sixty Days

         Other than as set forth herein, the Reporting Persons have not made any purchase or sales of securities of the Company during the sixty (60) days preceding the date of this Schedule 13D.

(d)      Dividends and Proceeds

         Subject to the terms of each of the Beran Trust's liquidating trust agreements, the trustees of each the Beran Trusts, Phyllis Beran and Sam Beran, M.D., have the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Date Reporting Person Ceased to be Beneficial Owner of More than 5% of the Company's Stock

         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

(a) The Beran Entities entered into an escrow agreement dated October 1, 1998 (the "Escrow Agreement") with the Company whereby the Beran Entities deposited in escrow an aggregate of 16.362 of the 887.385 shares of Series D Preferred Stock which the Beran Entities received pursuant to the Asset Purchase Agreement. Such 16.362 shares of Series D Preferred Stock shall be held in escrow for the purpose of funding an accounts receivable adjustment and certain liabilities of the Beran Entities. This Escrow Agreement is binding upon the Beran Trusts. Schedule III sets forth the number of shares each Beran Entity placed in escrow pursuant to the Escrow Agreement.

(b) Each of the Beran Entities entered into separate pledge and security agreements dated October 1, 1998 (the "Pledge Agreements") with the Company whereby the Beran Entities pledged an aggregate of 257.1 of the 887.385 shares of Series D Preferred Stock which the Beran Entities received pursuant to the Asset Purchase Agreement. Such 257.1 shares of Series D Preferred Stock secure individual notes from each of the Beran Entities to the Company. The Pledge Agreements are binding on the Beran Trusts. Schedule IV sets forth (i) the number of shares each Beran Entity pledged, and (ii) the amount of each Beran Entity's promissory note.

Item 7.  Material to be Filed as Exhibits.

         1. Asset Purchase Agreement, dated as of September 16, 1998, by and among Healthcare Imaging Services, Inc., Echelon MRI, P.C., Mainland Imaging Center, P.C., North Jersey Imaging Management Associates, L.P., Bloomfield Imaging Associates, P.A., Irving N. Beran, M.D., P.A., the Estate of Irving N. Beran, Deceased, Mrs. Phyllis Beran and Sam Beran, M.D. (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 1998 (File Number 000-19636)).

         2. Certificate of Designations, Preferences and Rights of Series D Cumulative Accelerating Redeemable Preferred Stock of Healthcare Imaging Services, Inc. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 1998 (File Number 000-19636)).

         3. Escrow Agreement, dated as of October 1, 1998 by and among Healthcare Imaging Services, Inc., Echelon MRI, P.C., Mainland Imaging Center, P.C., North Jersey Imaging Management Associates, L.P., Bloomfield Imaging Associates, P.A. and Irving N. Beran, M.D., P.A.

         4. Form of Pledge and Security Agreement.

                    SIGNATURES AND JOINT STATEMENT AGREEMENT
                    ----------------------------------------

         After reasonable inquiry and to the best of each Reporting Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

         Each Reporting Person understands that they are responsible for the timely filing of this statement and any amendments thereto and for the completeness and accuracy of the information concerning such Reporting Person contained herein; each Reporting Person understands that they are not responsible for the completeness or accuracy of the information concerning the other Reporting Persons making this filing unless such Reporting Person knows or has reason to believe that such information is inaccurate. This Statement may be executed in more than one counterpart.


Dated: February 16, 1999
                                     /s/ Sam Beran, M.D.

                                     --------------------------
                                     Sam Beran, M.D.


                                     /s/ Phyllis Beran

                                     --------------------------
                                     Phyllis Beran


                                     BERAN/ECHELON I SHAREHOLDERS TRUST



                                              /s/ Sam Beran, M.D.
                                     By:
                                        --------------------------
                                        Name:    Sam Beran, M.D.
                                        Title:   Co-Trustee


                                     BERAN/MAINLAND II SHAREHOLDERS TRUST


                                              /s/ Sam Beran, M.D.
                                     By:
                                        --------------------------
                                        Name:    Sam Beran, M.D.
                                        Title:   Co-Trustee

                                     BERAN/MANAGEMENT III PARTNERS TRUST


                                              /s/ Sam Beran, M.D.
                                     By:
                                        --------------------------
                                        Name:    Sam Beran, M.D.
                                        Title:   Co-Trustee


                                     BERAN/BLOOMFIELD IV SHAREHOLDERS
                                     TRUST


                                              /s/ Sam Beran, M.D.
                                     By:
                                        --------------------------
                                        Name:     Sam Beran, M.D.
                                        Title:    Co-Trustee


                                     BERAN/INB V SHAREHOLDERS TRUST


                                              /s/ Sam Beran, M.D.
                                     By:
                                        --------------------------
                                        Name:     Sam Beran, M.D.
                                        Title:    Co-Trustee

                                   SCHEDULE I


                                                    Shares of Series D
               Beran Entity                      Preferred Stock Received
               ------------                      ------------------------

      Echelon MRC, P.C.                                    461.44

      Mainland Imaging Center, P.C.                        97.612

      North Jersey Imaging Management
      Associates, L.P.                                    239.594

      Bloomfield Imaging Associates, P.A.                  62.117

      Irving N. Beran, M.D., P.A.                          26.622
                                                          -------

                                         TOTAL            887.385

                                   SCHEDULE II

   Conversion of Reporting Persons' Series D Preferred Stock into Common Stock

Conversion Ratio:          The quotient of (x) the aggregate liquidation
                           preference of the Series D Preferred Stock being
                           converted divided by (y) the Conversion Price. The
                           "Conversion Price" shall be equal to the average of
                           the market prices for the Common Stock for the twenty
                           (20) consecutive trading days immediately preceding
                           the Convertibility Date and shall be subject to
                           adjustment in certain circumstances.
Example:
         Number of Shares of Series D
         Preferred Stock Held in the aggregate
         by the Reporting Persons =                                  887.385

         X (aggregate liquidation preference of 887.385
         shares of Series D Preferred Stock) =                 $9,317,542.50

         Y*(Conversion Price) =                                    1.1842375


9,317,542.50
----------------- = 7,867,967.785 shares of Common Stock to be issued in exchange for 887.385 shares of
1.1842375           Series D Preferred Stock

                                            Number of Shares of                Number of Shares of
                                            Series D Preferred                 Common Stock
Reporting Person                            Stock Owned                        Beneficially Owned
---------------------------------------------------------------------------------------------------
Sam Beran, M.D.                                887.385**                         7,867,967.785

Phyllis Beran                                  887.385**                         7,867,967.785

Beran/Echelon I Shareholders Trust              461.44                           4,091,341.475

Beran/Mainland II Shareholders Trust            97.612                             865,473.353

Beran/Management III Partners Trust            239.594                           2,124,351.745

Beran/Bloomfield IV Shareholders Trust          62.117                             550,758.188

Beran/INB V Shareholders Trust                  26.622                             236,043.024

* Solely for the purpose of calculating the number of shares of Common Stock owned by the Reporting Persons, the Reporting Persons used the average market prices for the twenty (20) consecutive trading days immediately preceding January 25, 1999.

** Represents all of the shares of Common Stock beneficially owned by the Beran Trusts of which Phyllis Beran and Sam Beran, M.D. are trustees.

                                  SCHEDULE III


                                                      Number of Escrowed
        Beran Entity                                  Series D Preferred Shares
        ------------                                  -------------------------

        Echelon MRC, P.C.                                  8.508

        Mainland Imaging Center, P.C.                        1.8

        North Jersey Imaging Management
        Associates, L.P.                                   4.418

        Bloomfield Imaging Associates, P.A.                1.145

        Irving N. Beran, M.D., P.A.                        0.491
                                                          ------
                                                TOTAL     16.362

                                   SCHEDULE IV

                                                     Number of Pledged                  Amount of
Beran Entity                                         Series D Preferred Shares          Promissory Note
------------                                         -------------------------          ---------------
Echelon MRC, P.C.                                       133.7                           $1,300,000

Mainland Imaging Center, P.C.                            28.3                              275,000

North Jersey Imaging Management
  Associates, L.P.                                       69.4                              675,000

Bloomfield Imaging Associates, P.A.                        18                              175,000

Irving N. Beran, M.D., P.A.                               7.7                               75,000
                                                      -------                           ----------

                                            TOTAL       257.1                           $2,500,000